Exhibit 99.1

Control Number:	Number of Shares:	Registered Shareholder:

Global Mofy Metaverse Limited
No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town
Gaobeidian Township, Chaoyang District, Beijing
People’s Republic of China, 100000

PROXY

Solicited on Behalf of the Board of Directors for the Annual General Meeting of Shareholders
on August 15, 2024 at 10:00 A.M., China Standard Time
(August 14, 2024, at 10:00 P.M., Eastern Time)

The undersigned hereby appoints Mr. Haogang Yang as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of Global Mofy Metaverse Limited which the undersigned is entitled to vote at the Annual General Meeting of Shareholders and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” in Items 1, 2, 3, 4, 5, and 6.

Item 1

To consider and vote upon ordinary resolutions, to appoint five directors, Mr. Haogang Yang, Mr. Chen Chen, Mr. Chi Chen, Ms. Rui Dong, and Ms. Xiaohong Qi, to serve on the Company’s board of directors (the “Board”) until the next annual general meeting of shareholders or until their office is otherwise vacated or they are removed by ordinary resolution.

Haogang Yang	☐ For	☐ Against	☐ Abstain
Chen Chen	☐ For	☐ Against	☐ Abstain
Chi Chen	☐ For	☐ Against	☐ Abstain
Rui Dong	☐ For	☐ Against	☐ Abstain
Xiaohong Qi	☐ For	☐ Against	☐ Abstain
Item 2

To consider and vote upon a special resolution, to change the name of the Company to Global Mofy AI Limited and a special resolution to amend and restate the Company’s Amended and Restated Memorandum and Articles of Association to reflect the Company’s new name.

	☐ For	☐ Against	☐ Abstain
Item 3

In order to adopt a dual-class share capital structure, to consider and vote upon:

(a) an ordinary resolution to:

(i)       re-designate all of the issued and outstanding ordinary shares of US$0.000002 par value each in the capital of the Company (the “Ordinary Shares”) into class A Ordinary Shares of US$0.000002 par value each, each having one (1) vote per share and the other rights attached to it as set out in the Second Amended and Restated Memorandum and Articles of Association (the “Class A Ordinary Shares”) on a one for one basis;

(ii)      re-designate 3,000,000,000 authorized but unissued Ordinary Shares into 3,000,000,000 class B Ordinary Shares of US$0.000002 par value each, each having 20 votes per share and the other rights attached to it as set out in the Second Amended and Restated Memorandum and Articles of Association (the “Class B Ordinary Shares”) on a one for one basis; and

(iii)     re-designate the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares on a one for one basis,

provided that the Company shall, at the time of the above resolution, have not less than 3,000,000,000 authorized but unissued Ordinary Shares; and

(b) a special resolution to amend and restate the Company’s Amended and Restated Memorandum and Articles of Association to reflect the foregoing and to consent to any variation or abrogation of rights as a result thereof

	☐ For	☐ Against	☐ Abstain
Item 4	To consider and vote upon a special resolution to amend Articles 50 and 60 of the Company’s Amended and Restated Memorandum and Articles of Association.
	☐ For	☐ Against	☐ Abstain
Item 5	To consider and vote upon an ordinary resolution, to approve the repurchase and issuance of shares of certain shareholders as follows:
Name of Shareholder	Number of Existing Shares held	Number of Shares to be Held Giving Effect to Share Re-designation	Number of Shares to be Held Giving Effect to Share Re-designation, Repurchase and Issuance
James Yang Mofy Limited	10,913,894 Ordinary Shares	10,913,894 Class A Ordinary Shares	10,913,894 Class B Ordinary Shares
New JOLENE&R L.P.	1,809,142 Ordinary Shares	1,809,142 Class A Ordinary Shares	1,809,142 Class B Ordinary Shares
	☐ For	☐ Against	☐ Abstain
Item 6

To adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One, Proposal Two, Proposal Three, Proposal Four, and Proposal Five.

	☐ For	☐ Against	☐ Abstain

In his discretion, the proxy is authorized to vote upon any other matters which may properly come before the Annual Meeting, or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: ____________________________________, 2024

_______________________________________________
Signature

_______________________________________________
Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

Please sign, date and mail this Proxy Card promptly to the following address in the enclosed postage-paid envelope:

Anna Kotlova
Transhare Corporation
Bayside Center 1
17755 US Highway 19 N
Suite 140
Clearwater FL 33764

OR

You may sign, date and submit your Proxy Card by facsimile to 1.727. 269.5616.

OR

You my sign, date, scan and email your scanned Proxy Card to Anna Kotlova at akotlova@bizsolaconsulting.com.

OR

You may vote online through the Internet:

1.        Go to www.transhare.com at any time 24 hours a day and click on Vote Your Proxy.

2.        Login using the control number located in the top left hand corner of this proxy card.

3.        Access the proxy voting link within that website to vote your proxy.

If you vote your proxy on the Internet, you do not need to mail back, fax or email your Proxy Card.

The Proxy Statement and the form of Proxy Card are available at www.transhare.com.

Consent to electronic delivery of proxy material: __________________________(email address).